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MAR 01 2011
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189

SECURITIES AND EXCHANGE COMMISSION

11019644

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banca IMI Securities, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 William Street 9th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Di Bella 212-326-1118
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Di Bella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banca IMI Securities, Corp, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

JOHN J. PAINO
NOTARY PUBLIC-STATE OF NEW YORK
NO. 02PA6131827
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES AUGUST 22, ~~2009~~ 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Board of Directors
Banca IMI Securities Corp.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Banca IMI Securities Corp. and Subsidiary (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2011

Banca IMI Securities Corp.

Consolidated Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 12,400,809
Securities Segregated Under Federal and Other Regulations	9,998,267
Securities Borrowed	1,030,741,185
Financial Instruments Owned, at fair value	50,465,611
Receivables From Brokers, Dealers and Clearing Organizations	14,480,469
Receivable From Affiliate	4,497,295
Receivable From Customer	113,748
Exchange Membership, at cost (market value $275,000)	96,348
Fixed Assets, at cost (net of accumulated depreciation and amortization of $981,134)	229,262
Taxes Receivable	507,065
Deferred Taxes	1,116,457
Other Assets	1,852,939
Total assets	$ 1,126,499,455
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities loaned	$ 1,009,205,685
Payables to brokers, dealers and clearing organizations	77,602
Payables to affiliated customers	9,229,955
Payable to affiliated noncustomers	13,504
Interest and dividends payable	2,927,967
Accounts payable and accrued expenses	10,900
Total liabilities	1,021,465,613
Commitments (Note 9)	
Stockholder's Equity:	
Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value)	44,500,000
Additional paid-in capital	102,000,000
Accumulated deficit	(41,466,158)
Total stockholder's equity	105,033,842
Total liabilities and stockholder's equity	$ 1,126,499,455

See Notes to Consolidated Statement of Financial Condition.

Note 1. Organization and Description of the Business

Banca IMI Securities Corp. and subsidiary (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (the "SEC"), and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of the New York Stock Exchange (the "NYSE"), the Chicago Board of Trade (the "CBOT") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission ("OSC") and as an introducing broker with the National Futures Association ("NFA").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which, in turn, is wholly owned by Banca IMI S.p.A. ("Banca IMI"), a wholly owned subsidiary of Intesa San Paolo S.p.A (the "Group"). The Company's wholly owned subsidiary, Cedar Street Securities Corp., has been dormant since 1995 and was closed in 2010.

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (i.e., NYSE, Nasdaq, Xetra and the Italian Stock Exchange) for U.S. and European clients. The Company also conducts a securities lending conduit business in U.S. and non-U.S. securities.

The Company's securities brokerage business consists of U.S. and international activities. Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

Recently Adopted Accounting Pronouncement: In January 2010, the Financial Accounting Standards Board (the "FASB") issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Company. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Company is currently evaluating the impact of the guidance related to Level 3 measurement disclosures.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The consolidated statement of financial condition includes the accounts of Banca IMI Securities Corp. and its subsidiary, and is presented in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated.

Use of Estimates: The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Significant estimates include realization of the Company's deferred tax assets.

Securities Segregated Under Federal and Other Regulations: The Company segregates U.S. Treasury Bills in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 2. Summary of Significant Accounting Policies (Continued)

Financial Instruments Owned: Proprietary securities transactions are recorded on a trade-date basis. Financial instruments owned are stated at fair value. Fair value is generally based on published market prices or other relevant factors including dealer price quotations.

Fair Value of Financial Instruments: The Company has adopted the FASB Accounting Standards Codification Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments were measured at December 31, 2010.

	Level 1	Level 2	Level 3	Total
Investments in Securities:				
Equities	$ 784,428	$ -	$ -	$ 784,428
Corporate bonds	-	16,414,700	-	16,414,700
U.S. government and agency securities	9,994,983	-	-	9,994,983
Other securities	-	23,271,500	-	23,271,500
	$ 10,779,411	$ 39,686,200	$ -	$ 50,465,611
Securities segregated under federal and other regulations	$ 9,998,267	$ -	$ -	$ 9,998,267

Customer Securities Transactions: Customer securities transactions are recorded on the settlement date, which is generally three business days after the trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying consolidated statement of financial condition.

Note 2. Summary of Significant Accounting Policies (Continued)

Collateralized Securities Transactions: Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, when deemed appropriate.

Receivables From and Payables to Brokers, Dealers and Clearing Organizations: Receivables from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payables to brokers and dealers primarily consist of securities failed to receive. Receivables from and payables to brokers and dealers are short-term in nature and, accordingly, their carrying amount is a reasonable estimate of fair value.

Exchange Memberships: The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost.

Income Taxes: The Company is included in the consolidated federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

FASB ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a liability in the current year. The Company did not have any unrecognized tax benefits as of December 31, 2010.

Income taxes are provided under the provisions of ASC 740, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fixed Assets: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

Note 3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as securities loaned, customer

Note 3. Fair Value of Financial Instruments (Continued)

and noncustomer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and, accordingly, their fair values are not materially affected by changes in interest rates.

Note 4. Financial Instruments Owned, at Market Value

Financial instruments owned, at market value, at December 31, 2010 consist of the following:

Equities (shares of exchanges)	$ 784,428
Corporate bonds	16,414,700
U.S. government and agencies securities	9,994,983
Other securities	23,271,500
Total	$ 50,465,611

At December 31, 2010, there were no financial instruments owned which were pledged to counterparties.

At December 31, 2010, the Company had in place U.S. Treasury Bills with a market value of $9,988,267 on deposit in an account segregated for the benefit of customers in compliance with federal regulations. Such security is not included in the above table.

Note 5. Collateralized Securities Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs, or re-lend as part of its operations.

The Company receives collateral under securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions.

At December 31, 2010, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a market value of $997,612,404. This collateral was generally obtained under securities borrowing agreements. Of these securities received as collateral, securities with a market value of $976,796,188 are delivered or repledged, generally as collateral under securities lending agreements.

Note 6. Fixed Assets

A summary of fixed assets for the year ended December 31, 2010 is as follows:

Equipment	$ 539,612
Leasehold improvements	128,919
Furniture and fixtures	541,865
	1,210,396
Less accumulated depreciation and amortization	(981,134)
Fixed assets, net	$ 229,262

Note 7. Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S. and certain other subsidiaries of IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Items that result in a net deferred tax asset at December 31, 2010 were as follows:

Credits	$ 1,255,719
Timing differences	(139,262)
Net deferred tax asset	$ 1,116,457

The following table reconciles the federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2010:

Statutory federal income tax rate for corporations	34.00 %
Impact of:	
Expiration of federal net operating loss carryforward	76.35
Release of valuation allowance	(69.14)
State and local taxes, net of federal tax benefit	14.57
Permanent differences and other	2.04
Effective tax rate	57.82 %

Note 8. Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2010. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

Note 9. Commitments

Leases: The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sublease agreement. The terms of the Company's principal office space sublease at the 1 William Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Year ending December 31,	
2011	$ 449,490
2012	424,125
2013	439,833
2014	471,250
2015	471,250
Thereafter	1,256,667
	$ 3,512,615

The Company has various noncancelable operating leases expiring in one to three years. Annual commitments under such leases aggregate $23,473 in 2011, $21,316 in 2012, and $7,871 in 2013.

Note 10. Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2010, the Company had net capital of $90,097,820 which was $89,097,820 in excess of the required net capital of $1,000,000. The Company is subject to the NFA minimum net capital requirement of $45,000 under Regulation 1.17 of the CFTC.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At December 31, 2010, the Company was in compliance with all such requirements.

Note 11. Concentrations of Credit Risk

The Company's clearance activities for customers and noncustomers, including affiliates (collectively, "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

Note 11. Concentrations of Credit Risk (Continued)

The Company has concentrations of credit risk with regard to stock borrow transactions with counterparties. At December 31, 2010, the following concentrations existed:

	Percentage with One Counterparty >10% of Balance	Number of Counterparties
Stock borrow transactions	32%, 23%, 18%, 12%	Four

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Note 12. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 50% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company.

Note 13. Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions, transacting in repurchase, reverse repurchase and securities lending arrangements, and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances as of December 31, 2010:

Assets:		
Securities borrowed	$	43,000
Receivables from brokers, dealers and clearing organizations		1,081,118
Receivable from affiliate		4,497,295
Other assets		1,116
Total assets	$	5,622,529
Liabilities:		
Securities loaned	$	740,000
Payables to affiliated customers		9,229,955
Payable to affiliated noncustomer		13,504
Accounts payable and accrued expenses		81,304
Total liabilities	$	10,064,763

Banca IMI Securities Corp.

Consolidated Statement of Financial Condition

December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec 31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037444 FINRA DEC
BANCA IMI SECURITIES CORP 6*6
1 WILLIAM ST
NEW YORK NY 10004-2595

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Vincent D. Bella 212-326 1118

2. A. General Assessment (item 2e from page 2) $ 72157 —

B. Less payment made with SIPC-6 filed (exclude interest) (39981 60)

7/29/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 32175 35

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 32175 35

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 32175 35

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Banca IMI Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of February, 20 11.

C.F.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 29,305,071 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	344410 -
(4) Reimbursements for postage in connection with proxy solicitation.	13608 -
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	84086 -
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	442104 -
2d. SIPC Net Operating Revenues	$ 28862967
2e. General Assessment @ .0025	$ 72157
	(to page 1, line 2.A.)

Banca IMI Securities Corp.

Agreed-Upon Procedures Report Related to
Banca IMI Securities Corp.
SIPC Assessment Reconciliation

December 31, 2010

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

McGladrey

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
189

Chief Executive Officer
Banca IMI Securities Corp.
1 William Street
New York, NY 10038

Attention: Mr. Giovanni Palacardo

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Banca IMI Securities Corp. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 28, 2011